EXHIBIT 99.1

News Announcement                             [BRIGHT STATION LOGO APPEARS HERE]

30 April 2001

              Bright Station Plc ("Bright Station" or "the Group")
                  Current Financing Status, Group Restructuring
                           and Proposed Board Changes

Introduction

The Board of Bright Station is engaged in active discussions with potential investor groups regarding financing proposals to obtain additional funds in the immediate short term to secure the Group's financial position. The Board has concluded that it is no longer feasible to continue its current rate of cash expenditure in support of all of its business initiatives notwithstanding their potential for value creation. Accordingly the Board has determined a radical restructuring of the Group to reposition it as a "pure play" knowledge management business through its Smartlogik subsidiary.

In the preliminary statement of 28 February, 2001, it was stated that the Board would continue to review options to ensure that additional capital was available for further investment in the business and to take whatever action was necessary such that the Group continued to operate within its available cash resources. The financing discussions and restructuring proposals are necessary in the context of the finite cash resources currently available to the Group and are consistent with this position.

Current Cash Position

As stated below, the current cash position together with the anticipated costs to effect the restructuring will require additional funds in the immediate short term to secure the Group's financial position.

In the year to date, Bright Station has accelerated its cash spend on the roll-out of its Smartlogik activities whilst continuing to support the other businesses of the Group. This follows on from having invested in the infrastructure build and management teams in late last year. As of 31 March 2001, the Group had available cash resources of (pound)7.4 million ((pound)16.3 million at 31 December, 2000) but has continued to consume cash at a similar rate to Q1 2001 through April. In order to conserve cash, the Group is taking further action, in addition to earlier steps taken including those taken in Q1 2001 in relation to the WebTop subsidiary, to reduce the rate of operational cash outflow at both the operating business level and head office.

                                                                       Contd./ 2

Status of Financing Discussions

Bright Station is currently negotiating a number of financing options with different potential investor groups. Wit SoundView Europe Ltd. and William Blair International, Limited have been engaged to assist Bright Station in fund raising activities with both financial and strategic investors. Based on the current status of these discussions the Board remain confident that additional finance will be made available to the Group.

In addition, the Board has agreed in principle, but not yet legally contracted, with Credit Suisse First Boston for a convertible bond facility.

This facility would be drawable in tranches and would be contingent upon a minimum market capitalisation of (pound)30 million for the Group at the point of signing. At the close of business Friday 27 April the Group's market capitalisation was (pound)36 million. The first tranche would provide a minimum of (pound)2.5 million. Subsequent tranches could provide substantial additional funding for the Group subject to certain milestone achievements and market capitalisation growth. However, the first tranche in itself would not be sufficient fully to resolve the Group's financial requirements and consequently, other initiatives currently being explored would need to be concluded.

Group Restructuring

As the market is aware, it has always been the Group's intention to float Smartlogik as an independent public company, but because of capital market conditions it will not be possible to achieve this in the near term. Therefore, the Board believes that shareholder value will be best served by Bright Station being repositioned as a focussed "pure play" knowledge management business through its Smartlogik subsidiary.

Consequently the Board is immediately rationalising the eCommerce businesses of the Group, which may include the disposal or closure of Sparza and Officeshopper and reduction in corporate overhead. In this connection, the Board has also received an expression of interest from Dan Wagner, Chief Executive of Bright Station, to acquire certain assets and liabilities associated with the eCommerce businesses of the Group. The precise terms of this proposal have not yet been tabled, but the Board understands that this may lead to a reduction in anticipated closure costs. Discussions remain ongoing with Mr. Wagner in this respect.

                                                                       Contd./ 3

Smartlogik Status

The Board believes that the knowledge management market has substantial growth potential and that Smartlogik is well placed to take advantage of such potential.

Smartlogik (www.smartlogik.com) is a leading provider of search and categorisation solutions enabling unstructured information to be presented with a high degree of precision and relevance. In addition to its strong intellectual property assets and experienced and credible management team, the company has a growing and impressive client list including Yell.com, Virgin Group, the BBC, the DTI, and NASA amongst others. Smartlogik has recently announced important distribution partnerships with IBM, Intel and Norcontrol and enjoys an important technology partnership with Fujitsu in Japan.

Smartlogik would benefit from the Company's public listing, the (pound)80 million of tax losses and would be the only focus of the Group's financial resources.

Proposed Board Changes

Subject to successful completion of the restructuring and securing additional finance into the Group, it is intended that the operating board of Smartlogik, led by David Jefferies CBE, Chairman, and Stephen Hill, Chief Executive, would become members of the PLC board and that most of the existing Board of Bright Station would step down, including the Chairman (Allen Thomas), Chief Executive (Dan Wagner) and Finance Director (David Mattey).

The Board believes that Smartlogik is a company of significant potential and, if adequately funded, its management is capable of delivering substantial value for shareholders, particularly if free from any legacy issues associated with the current Bright Station structure.

Q1 2001 Trading

The Board currently anticipates that Q1 2001 results will be released no later than 31 May 2001.

As announced on 6 April 2001, revenues for Smartlogik are continuing to grow quarter-on-quarter, as will be reflected in the Q1 results.

A further announcement will be made in due course.

                                                                       Contd./ 4

For further enquiries, please contact:

Allen Thomas,Chairman
Bright Station plc                                                 0207 930 6900

John Olsen
Hogarth Partnership (for Bright Station)                           0207 357 9477


NOTES TO EDITORS

Wit SoundView Europe Limited

Wit SoundView Europe Limited is the European arm of global investment banking firm Wit SoundView Inc (NASDAQ: WITC) which focuses exclusively on the Technology, Media and Telecommunications sectors. It offers a strong complement of investment banking services, including public offerings, M&A, private equity placements and strategic advisory services. Wit SoundView Europe Limited is regulated by The Securities and Futures Authority Limited.

All enquiries should be directed to:
Kevin Bone
Director, Investment Banking
+44 (0) 20 7070 3673
+44 (0) 79 4902 4590
kbone@witsoundvieweurope.com

William Blair International, Limited

William Blair International, Limited is regulated by the Securities & Futures Authority, and is part of the William Blair & Company, L.L.C. group. Founded in 1935, William Blair & Company, L.L.C. is an independent, US headquartered investment firm offering investment banking, equity research, institutional and private brokerage, asset management and private capital to individual, institutional and issuing clients. For more information, please visit www.williamblair.com.

All enquiries should be directed to:
Edward C. Cappabianca
Co-Head, European Investment Banking
+44 (0) 20 7868 4400

                                                                       Contd./ 5

Biographies of Smartlogik management

David Jefferies C.B.E, Chairman Smartlogik

From 1989 to 1999 David Jefferies was Chairman of National Grid Group plc (LSE:
NGG) and from 1992 to 1999 he was both Director and Chairman of Viridian Group plc (LSE: VRD) (formerly Northern Ireland Electricity). He led the expansion of the National Grid Group in the USA and in South America and was responsible for the foundation of Energis Telecommunications (LSE: EGS) in 1992. Both Viridian Group plc and National Grid Group plc listed on the London Stock Exchange during his Chairmanship.

He had previously been Chairman of London Electricity, from 1981 to 1986. David Jefferies is currently Chairman of 24/Seven, the utility service provider, a member of the Board of the Strategic Rail Authority, and Chairman of the Indo-British partnership, designed to promote bi-lateral trade with India.


Stephen Hill, CEO Smartlogik

Prior to joining Smartlogik as CEO in June 2000, Stephen's prior position was as Managing Director of Europe for Inktomi (NASDAQ: INKT). Whilst there, he established Inktomi as the market leading Internet-infrastructure company in Europe, in all major markets, taking revenue from nil to $65 million. Prior to this, Stephen held international management roles within Gentia Software (as VP International 97-98), Interleaf (as VP International and a member of their Executive Board 93-97; recently acquired by Broadvision), and Oracle Corporation (as General Manager 87-93). Born and raised in Wales, Stephen has a degree in philosophy.